Exhibit 99.(b)(1)

Article II, Section 7 amendment, effective 2/6/06

Section 7.              Chairman. The board of directors of the corporation may choose to elect a chairman of the board. If present, the chairman of the board shall preside at all board of directors and shareholders meetings. The chairman of the board shall have and may exercise such powers as are assigned to such position by the board of directors or as may be required by law. If, pursuant to applicable law, the chairman of the board is required to not be an “interested person” of the corporation as defined in Section 2(a)(19) of the Investment Company Act of 1940 (“independent director”), the chairman of the board shall serve as a non-executive chairman of the board and shall not be considered an officer of the corporation. The duties of the chairman of the board will not reduce the responsibilities that must be discharged by any other director. The chairman of the board shall serve in such position until a qualified successor shall have been duly elected or the earliest of the chairman’s death, resignation, or removal. Any vacancy may be filled by the board of directors at any regular or special meeting.